Exhibit 99.1

Constellium to appoint Jack Guo as Chief Financial Officer following Peter Matt’s decision to leave the Company

Paris, February 16, 2023 – Constellium SE (NYSE: CSTM) announced today that, following Peter Matt’s decision to leave the Company to pursue another career opportunity, Jack Guo will be appointed Chief Financial Officer, effective April 1st, 2023.

“I am delighted that Peter is offered such an exciting career opportunity. We are extremely grateful to him for his outstanding contributions to the transformation of Constellium as CFO,” stated Jean-Marc Germain, Constellium’s Chief Executive Officer. “He has been instrumental in our turnaround over the past 6 years through his focus on improving operating results, enhancing our financial flexibility, managing risks, building out our strategic agenda and developing a strong team, including his successor. We wish Peter all the very best in his new position.”

“With his financial expertise and extensive knowledge of Constellium’s business, Jack Guo is well-positioned to help drive our financial performance, further strengthen our financial position and navigate our growth trajectory,” Mr. Germain added.

Jack joined Constellium as a Vice President Finance in early 2017. He was promoted to Vice President Business Development and Strategy in September 2017 and has been a key contributor to our strategy development and the execution of a number of critical strategic projects. Prior to joining Constellium, he worked at Credit Suisse for twelve years, most recently as a Director in Investment Banking and Capital Markets primarily covering downstream aluminium activities. In addition, he spent five years in other senior finance roles in North America and Asia. Jack holds a BA of Economics from the University of Chicago and an MBA from Columbia University.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €6.2 billion of revenue in 2021.